CAPITAL MANAGEMENT OF THE CAROLINAS, LLC

RECONCILIATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES
AND EXCHANGE COMMISSION

NET CAPITAL, DECEMBER 31, 2015 (Unaudited)	$	249,206
ADJUSTMENTS		-
NET CAPITAL, DECEMBER 31, 2015 (Audited)	$	249,206

See report of independent registered public accounting firm.